Exhibit 99.4

LUXEMBOURG 6th, august 2021

VIA EMAIL

VDA Group S.p.A Via L. Zanussi 3

Re:	Funding of Telkonet, Inc. Transaction by VDA Holding SA (“VDA Holding”)

Dear VDA:

VDA Group S.p.A., an Italian joint stock company (società per azioni) incorporated under the laws of the Republic of Italy and wholly-owned subsidiary of VDA Holding (“VDA Group”) and Telkonet, Inc., a Utah corporation (“Telkonet”) have entered into a Stock Purchase Agreement dated as of the date hereof (as it may be amended from time to time, the “Purchase Agreement”), pursuant to which VDA Group shall acquire from Telkonet certain shares of Common Stock of Telkonet (the “Stock Purchase”) and a warrant to purchase additional shares of Common Stock of Telkonet (collectively, the “Transaction”) such that following the consummation of the Stock Purchase, VDA Group shall become the majority shareholder of the Telkonet.

In connection therewith, VDA Holding hereby agrees that on or prior to the closing date of the Transaction, VDA Holding shall provide to VDA Group $5,000,000 (USD), by wire transfer of immediately available funds, to fund the Transaction and enable VDA Group to satisfy its payment obligations under the Purchase Agreement.

Sincerely,

/s/
VDA Holding S.A.